

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2012

Via E-mail
Haruyuki Nagata
General Manager, Financial Accounting Dept.
Sumitomo Mitsui Financial Group, Inc.
1-2, Marunouchi 1-chome
Chiyoda-ku
Tokyo 100-0005, Japan

> **Re: Sumitomo Mitsui Financial Group, Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2011**
> **Filed July 29, 2011**
> **File No. 001-34919**

Dear Mr. Nagata:

We have completed our review of your filing as of May 9, 2012. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
       Nobuyuki Kawabata
       General Manager
       Planning Department, Americas Division
       Sumitomo Mitsui Banking Corporation